October 29, 1999


                QUARTERLY REPORT TO THE LIMITED PARTNERS
                     OF DSI REALTY INCOME FUND VI


DEAR LIMITED PARTNERS:

We are pleased to enclose the Partnership's unaudited financial statements for the period ended September 30, 1999. The following is Management's discussion and analysis of the Partnership's financial condition and results of its operations.

For the three month periods ended September 30, 1999 and 1998, total revenues increased 5.0% from $708,070 to $743,657 and total expenses increased 13.8% from $366,100 to $416,741. As a result, net income decreased 4.4% from $341,970 for the three-month period ended September 30, 1998, to $326,916 for the same period in 1999. The revenue increase can be attributed to an increase in rental income as a result of higher unit rental rates. Occupancy levels for the Partnership's six mini-storage facilities averaged 87.0% for the three month period ended September 30, 1999, compared to 87.6% for the same period in 1998. The Partnership is continuing its marketing efforts to attract and keep new tenants in its various mini-storage facilities. Operating expenses increased approximately $46,500 (14.7%) primarily due to increases in mainten-ance and repair expense, salaries and wages and property management fees. Property management fees, which are based on rental revenue, increased as a result of the increase in rental revenue. General and administrative expenses increased approximately $4,200 (8.3%) primarily as a result of an increase in equipment and computer lease expense.

For the nine-month periods ended September 30, 1999, and 1998, total revenues increased 4.6% from $2,058,300 to $2,153,572 and total expenses increased 7.1% from $1,182,473 to $1,266,989. As a result, net income increased 1.2% from $875,828 for the nine months ended September 30, 1998, to $886,583 for the same period in 1999. The reason for the increase in revenues is the same as discussed above for the three-month period. Operating expenses increased approximately $74,900 (7.6%) primarily due to increases in maintenance and repair, salaries and wages, security expenses and property management fees. Property management fees, which are based on rental revenue, increased as a result of the increase in rental revenue. General and administrative expenses increased approximately $9,600 (4.9%) primarily as a result of increases in Colorado state taxes and equipment and computer lease expenses, partially offset by a decrease in legal and professional expenses.

The General Partners plan to continue their policy of funding improvements and maintenance of Partnership properties with cash generated from operations. The Partnership's resources appear to be adequate to meet its needs. The General Partners anticipate distributions to the Limited Partners to remain at the current level for the foreseeable future.

The Year 2000 issue refers to the inability of certain computer systems to recognize a date using "00" as the Year 2000. The Partnership has implemented a Year 2000 program, which has three phases: (1) identification;
(2) remediation; and (3) testing and verification. The Partnership, as well as the property management company and the Partnership's warehouse facilities have completed those phases. Computer programs have been upgraded and tested to function properly with respect to the dates in the Year 2000 and thereafter. Year 2000 compliance costs are nominal and have been expensed in the regular course of business. The Partnership provides no assurance that third-party suppliers and customers will be compliant. Nevertheless, the Partnership does not believe that the Year 2000 issue will have a material adverse effect on its financial condition or results of operations.

We are not enclosing a copy of the Partnership Form 10-Q as filed with the Securities and Exchange Commission since all the information set forth therein is contained either in this letter or in the attached financial statements. However, if you wish to receive a copy of said report, please send a written request to DSI Realty Income Fund VI, P.O. Box 357, Long Beach, California 90801.

                              Very truly yours,

                              DSI Realty Income Fund VI
                              By: DSI Properties, Inc., as
                              General Partner



                              By___\s\ Robert J. Conway_______
                              ROBERT J. CONWAY, President